Expedition Leasing, Inc.

23110 SR 54, #346

Lutz, Florida 33549

Phone (813) 833-7525 • Fax (813) 885-5911

December 12, 2006

VIA EDGAR AND FACSIMILE

Ms. Rebekah Toton

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Expedition Leasing, Inc.

Form SB-2

Filed June 30, 2006

File No.: 333-135514

Dear Ms. Toton:

Expedition Leasing, Inc., (the “Company”) in its capacity as the registrant under the above-captioned registration statement, hereby requests that the effective date of its registration statement, as filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2006 and amended on August 30, 2006, September 29, 2006, October 31, 2006, and December 5, 2006, be accelerated to December 13, 2006 at 5:00 p.m., Eastern Standard Time, or as soon as possible thereafter.

In submitting this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request, please call the undersigned at (813) 833-7525 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Jerry Keller
Jerry Keller
President and Chief Executive Officer

cc:	Joseph A. Probasco, Esq.

Bush Ross, P.A.

Pender Newkirk & Company LLP